April 18, 2008

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2007

Filed August 29, 2007

Form 10-Q for the Quarterly Period Ended December 31, 2007

Filed February 11, 2008

File No. 001-05397

Dear Mr. Krikorian:

Set forth below is a follow-up to our letter filed on March 7, 2008 that responded to the comments raised in your letter dated February 22, 2008 (the “Comment Letter”). Automatic Data Processing, Inc. (the “Company” or “ADP”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2007, which was filed on August 29, 2007, and the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007, which was filed on February 11, 2008. The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Annual Report on Form 10-K for the fiscal year ended June 30, 2007 or the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007.

Form 10-K for the Fiscal Year Ended June 30, 2007

Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 41

1. As noted from our conference call on February 19, 2008, you indicated that you would consider revising your presentation to include funds held for clients and client funds obligations within current assets and current liabilities, respectively, on your consolidated balance sheets. Please provide an analysis that supports this presentation and that considers the terms and conditions associated with your funds held for clients and client funds obligations.

RESPONSE:

In light of the conference call between the Staff and our independent registered public accounting firm, Deloitte and Touche LLP, held on April 7, 2008, we would like to clarify the changes that we will make to our prospective filings. As previously communicated in our response letter dated March 7, 2008, we plan to include our funds held for clients and our client funds obligations within current assets and current liabilities, respectively, on our Consolidated Balance Sheets for all periods presented in prospective filings. Please refer to Appendix A to this letter for the proposed presentation of our Consolidated Balance Sheets that we will include in all future filings. We will also clarify our disclosure regarding our intent to restrict the use of the funds held for clients. Please refer to Appendix B to this letter for the proposed disclosure that we will include in all future filings. Lastly, as a result of this balance sheet reclassification, we will also include in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 an additional footnote in the Notes to the Consolidated Financial Statements explaining the impact of such reclassifications on the periods presented in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007. Please refer to Appendix C to this letter for the proposed disclosure.

Statements of Consolidated Cash Flows, page 43

2.   It is our understanding from the conference call on February 19, 2008 that you indicated that the increases and decreases in client funds obligations are being presented as an investing cash flow mainly to link the changes with purchases and proceeds from client funds securities. Please explain in detail how the classification of cash received from and paid on behalf of a customer as an investing cash flow is consistent with SFAS 95. Your response should analyze separately the classification of the changes in client funds (i.e., without using the “linking” factor) considering the nature of the specific activity generating the cash flow. Finally, tell us your consideration for presenting the net increases and decreases in client funds obligations as either an operating cash flow or a financing cash flow.

RESPONSE:

As described in our letter dated March 7, 2008, as part of our payroll processing and payroll tax filing services, we enter into written agreements with our clients that, among other things, govern the remittance and custody of impounded funds collected from our clients. Pursuant to the terms of these agreements, we impound funds from our clients prior to the date that our clients are obligated to make payments to their employees or to the federal, state and local tax authorities. The funds impounded from our clients are held, managed and invested separately from our corporate cash and our corporate marketable securities. Such funds are held for the sole purpose of satisfying our client funds obligations. Our client funds obligations represent ADP’s contractual obligations to remit funds to satisfy our clients’ payroll and tax payment obligations and are recorded on our Consolidated Balance Sheets at the time that ADP impounds funds from our clients. If we failed to perform our contractual obligations to make such payments, our clients could, in accordance with our contractual agreements, demand that ADP make such payments or return the impounded funds to the clients.

Without linking the cash flows related to the increases and decreases in client funds obligations to the cash flows related to the purchases and proceeds from client funds securities, we have separately analyzed the classification in the Statements of Cash Flows of the impounding of client funds and the payment of client funds obligations. As part of this analysis, we considered paragraphs 18 to 20 of SFAS 95 and determined that the impounding of cash from our customers can be viewed as analogous to proceeds received from borrowings. Under such analogy, borrowings are considered to be outstanding until such time that we deliver the funds to satisfy obligations to our clients’ employees, or to federal, state, or local tax authorities, and the delivery of funds to satisfy client obligations is deemed to be a repayment of the borrowing. The Company has concluded that it is appropriate to present the net increase/(decrease) in client funds obligations in cash flows from financing activities.

The foregoing conclusion was reached after further analysis was performed by the Company, which included the consideration of the discussions held between the Staff and Deloitte and Touche LLP on April 3, 2008 and on April 7, 2008. As agreed upon with the Staff, we will, in all prospective filings, present the net increase/(decrease) in client funds obligations within cash flows from financing activities on our Statements of Consolidated Cash Flows for all periods presented. Please refer to Appendix D to this letter for the proposed presentation of the Statements of Consolidated Cash Flows that we will include in all future filings.

Furthermore, as agreed upon with the Staff, we will, in prospective filings, change the description of the line items within our Statements of Consolidated Cash Flows describing our investing activities relating to marketable securities to highlight that these line items include both our corporate and client fund marketable securities. We will also change the description of the line item “Net proceeds from (purchases of) client funds securities” to “Net (increase) decrease in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations.” Please refer to Appendix D to this letter for the proposed presentation of the Statements of Consolidated Cash Flows that we will include in all future filings. Additionally, in prospective filings, we will provide supplemental disclosure as to the nature of the cash flows related to the collection of client funds, the investing of client funds and the remittance of client funds to tax authorities and employees. Please refer to Appendix B to this letter for the proposed disclosure in the Notes to the Consolidated Financial Statements that we will provide in all future filings. Lastly, we will include in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 an additional footnote in the Notes to the Consolidated Financial Statements explaining the impact of such reclassifications on the periods presented in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 and the impact of such reclassifications on the periods presented in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. Please refer to Appendix C to this letter for the proposed disclosure.

Finally, in the event the Company would like to file a registration statement under the Securities Act of 1933, as amended, in the intervening period from the date of this letter through the filing of the Annual Report on Form 10-K for the fiscal year ending June 30, 2008, we will file financial statements reflecting the reclassifications for the three years ended June 30, 2007, 2006 and 2005 under Item 8.01 on Form 8-K.

* * * * *

Please feel free to contact me at 973-974-5252 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Christopher R. Reidy

Christopher R. Reidy

Chief Financial Officer

Cc:

Securities and Exchange Commission

Morgan Youngwood

Melissa Walsh

Deloitte & Touche LLP

Lara Abrash, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Richard S. Borisoff, Partner

APPENDIX A

	March 31,	June 30,
Assets	2008	2007
Current assets:
Cash and cash equivalents	—	$1,746.1
Short-term marketable securities	—	70.4
Accounts receivable, net	—	1,041.9
Other current assets	—	448.1
Assets of discontinued operations	—	57.7
Total current assets before funds held for clients	—	3,364.2
Funds held for clients	—	18,489.2
Total current assets	—	21,853.4
Long-term marketable securities	—	68.1
Long-term receivables, net	—	226.5
Property, plant and equipment, net	—	723.8
Other assets	—	735.5
Goodwill	—	2,353.6
Intangible assets, net	—	688.0
Total assets		$26,648.9

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	—	$125.9
Accrued expenses and other current liabilities	—	1,527.1
Income taxes payable	—	118.7
Liabilities of discontinued operations	—	19.1
Total current liabilities before client funds obligations	—	1,790.8
Client funds obligations	—	18,673.0
Total current liabilities	—	20,463.8
Long-term debt	—	43.5
Other liabilities	—	390.5
Deferred income taxes	—	127.7
Long-term deferred revenues	—	475.5
Total liabilities	—	21,501.0

Stockholders’ equity:
Preferred stock, $1.00 par value:
Authorized, 0.3 shares; issued, none	—	—
Common stock, $0.10 par value:
Authorized, 1,000.0 shares; issued xxx.x shares at March 31, 2008 and June 30, 2007; outstanding, xxx.x and 535.8 shares at March 31, 2008 and June 30, 2007, respectively	—	63.9
Capital in excess of par value	—	351.8
Retained earnings	—	9,378.5
Treasury stock- at cost: xxx.x and 102.9 shares at March 31, 2008 and June 30, 2007, respectively	—	(4,612.9)
Accumulated other comprehensive income (loss)	—	(33.4)
Total stockholders’ equity	—	5,147.9
Total liabilities and stockholders’ equity	—	$26,648.9

Appendix B

CORPORATE INVESTMENTS AND FUNDS HELD FOR CLIENTS

Corporate investments and funds held for clients at March 31, 2008 and June 30, 2007 are as follows:

March 31, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
Type of issue:
Money market securities and other cash equivalents	$—	$—	$—	$—
Available-for-sale securities:
U.S. Treasury and direct obligations of U.S. government agencies	—	—	—	—
Corporate bonds	—	—	—	—
Asset-backed securities	—	—	—	—
Canadian government obligations and Canadian government agency obligations	—	—	—	—
Other securities	—	—	—	—

Total available-for-sale securities	—	—	—	—

Total corporate investments and funds held for clients	$—	$—	$—	$—

	June 30, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
Type of issue:
Money market securities and other cash equivalents	$7,004.4	$—	$—	$7,004.4
Available-for-sale securities:
U.S. Treasury and direct obligations of U.S. government agencies	6,010.9	1.7	(90.0)	5,922.6
Corporate bonds	3,388.6	2.0	(38.2)	3,352.4
Asset-backed securities	1,906.5	0.6	(21.1)	1,886.0
Canadian government obligations and Canadian government agency obligations	1,042.5	0.2	(22.3)	1,020.4
Other securities	1,205.8	0.7	(18.5)	1,188.0

Total available-for-sale securities	13,554.3	5.2	(190.1)	13,369.4

Total corporate investments and funds held for clients	$20,558.7	$5.2	$(190.1)	$20,373.8

Classification of corporate investments on the Consolidated Balance Sheets is as follows:

	March 31,	June 30,
	2008	2007

Corporate investments:
Cash and cash equivalents	$—	$1,746.1
Short-term marketable securities	—	70.4
Long-term marketable securities	—	68.1
Total corporate investments	$—	$1,884.6

Funds held for clients represent assets that, based upon Company’s intent, are restricted for use solely for the purposes of satisfying the obligations to remit funds relating to our payroll and payroll tax filing services, which are classified as client funds obligations on our Consolidated Balance Sheets. Funds held for clients have been invested in the following categories:

	March 31,	June 30,
	2008	2007

Funds held for clients:
Restricted cash and cash equivalents held to satisfy client funds obligations	$—	$5,189.2
Restricted short-term marketable securities held to satisfy client funds obligations	—	2,403.2
Restricted long-term marketable securities held to satisfy client funds obligations	—	10,827.7
Other restricted assets held to satisfy client funds obligations	—	69.1
Total funds held for clients	$—	$18,489.2

The Company has reported a current liability within client funds obligations on the Consolidated Balance Sheet for the remittance of the funds held for clients to the employees of the Company’s clients or to the federal, state or local tax authorities totaling $XX,XXX.X million and $18,673.0 million as of March 31, 2008 and June 30, 2007, respectively. The Company has classified the funds held for clients as a current asset since these funds are held solely for the purposes of satisfying the client funds obligations.

The Company has reported the cash flows related to the purchases of corporate and client funds marketable securities and related to the proceeds from the sales and maturities of corporate and client funds marketable securities on a gross basis in the investing section of the Statement of Consolidated Cash Flows. The Company has reported the cash inflows and outflows related to client funds investments with original maturities of 90 days or less on a net basis within net (increase) decrease in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations in the investing section of the Statement of Consolidated Cash Flows. The Company has reported the cash flows related to the cash received from and paid on behalf of clients as the increase/(decrease) in client funds obligations in the financing section of the Statement of Consolidated Cash Flows.

At March 31, 2008 approximately XX% of the available-for-sale securities held a AAA or AA rating, as rated by Moody’s, Standard & Poor’s and, for Canadian securities, Dominion Bond Rating Service. ADP’s investment portfolio does not include any asset-backed securities with underlying collateral of sub-prime mortgages or home equity loans, nor does it contain any collateralized debt obligations (CDOs) or collateralized loan obligations (CLOs). ADP’s investment portfolio does include senior tranches of AAA-rated, fixed rate credit card, auto loan, and other asset-backed securities.

The Company evaluates unrealized losses on available-for-sale securities for other-than-temporary impairment based upon whether the unrealized losses were interest rate or credit related, and based upon the length of time and the extent to which the fair value for each individual security has been below cost.  As of March 31, 2008, the Company determined that none of the unrealized losses were other-than-temporary.

Expected maturities of available-for-sale securities at March 31, 2008 are as follows:

Due in one year or less	$—
Due after one year to two years	—
Due after two years to three years	—
Due after three years to four years	—
Due after four years	—

Total available-for-sale securities	$—

Appendix C

ADDITIONAL FOOTNOTE TO BE ADDED

RECLASSIFICATIONS WITHIN CONSOLIDATED BALANCE SHEET AND STATEMENTS OF CONSOLIDATED CASH FLOWS

The Company has reclassified funds held for clients and client funds obligations that had been previously presented outside of current assets and current liabilities, respectively, within the Consolidated Balance Sheet, to current assets and current liabilities, respectively, for all periods presented. Previously presented amounts reclassified were as follows:

	June 30,
	2007	2006
Funds held for clients	$18,489.2	$17,483.9
Client funds obligations	$18,673.0	$17,787.4

This reclassification had no impact on total assets or total liabilities for any period presented.

Additionally, the Company has reclassified the net increase (decrease) in client funds obligations in the Statements of Consolidated Cash Flows from investing activities to financing activities for all periods presented. Previously presented amounts reclassified from investing to financing activities were as follows:

	Year ended June 30,
	2007	2006	2005
Net increase (decrease) in client funds obligations	$707.7	$(174.3)	$5,018.9

Nine months ended March, 31
2007
Net increase (decrease) in client funds obligations	$6,225.4

This reclassification had no impact on the net change in cash and cash equivalents or cash flows from operating activities for any period presented.

Refer to Note XX “Corporate Investments and Funds Held for Clients” for additional disclosures related to funds held for clients and client funds obligations.

Appendix D

	Nine Months Ended March 31,
	2008	2007
Cash Flows from Operating Activities:
Net earnings		$944.0
Adjustments to reconcile net earnings to cash flows provided by operating activities:
Gain on sale of cost-based investment		(38.6)
Depreciation and amortization		213.0
Deferred income taxes		(13.9)
Stock-based compensation expense		103.6
Net pension expense		30.3
Net realized gain from the sales of marketable securities		(17.3)
Amortization of premiums and discounts on available-for-sale securities		31.3
Gain on sale of discontinued businesses, net of tax		(19.5)
Other		26.5
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures of businesses:
Increase in accounts receivable		(143.2)
Increase in other assets		(66.2)
Decrease in accounts payable		(23.8)
Increase (decrease) in accrued expenses and other liabilities		13.2
Operating activities of discontinued operations		72.6
Net cash flows provided by operating activities		1,112.0

Cash Flows from Investing Activities:
Purchases of corporate and client funds marketable securities		(3,347.7)
Proceeds from the sales and maturities of corporate and client funds marketable securities		3,513.6
Net (increase) decrease in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations		(6,065.1)
Capital expenditures		(121.3)
Additions to intangibles		(138.4)
Acquisitions of businesses, net of cash acquired		(433.0)
Proceeds from the sale of cost-based investment		38.6
Dividend received from Broadridge Financial Solutions, Inc., net of $29.9 million in cash retained by Broadridge Financial Solutions, Inc.		660.1
Other		16.3
Proceeds from the sale of businesses included in discontinued operations, net of cash divested		17.2
Investing activities of discontinued operations		(29.5)
Net cash flows used in investing activities		(5,889.2)

Cash Flows from Financing Activities:
Net increase in client funds obligations		6,225.4
Proceeds from issuance of notes		0.4
Payments of debt		(1.6)
Repurchases of common stock		(906.3)
Proceeds from stock purchase plan and exercises of stock options		224.5
Dividends paid		(334.0)

Financing activities of discontinued operations	134.1
Net cash flows provided by financing activities	5,342.5
Effect of exchange rate changes on cash and cash equivalents	7.5
Net change in cash and cash equivalents	572.8
Cash and cash equivalents of continuing operations, beginning of period	1,800.1
Cash and cash equivalents of discontinued operations, beginning of period	100.5
Cash and cash equivalents, end of period	2,473.4
Less cash and cash equivalents of discontinued operations, end of period	59.3
Cash and cash equivalents of continuing operations, end of period	$2,414.1